United Airlines Series 2020 - 1 EETC Investor Presentation October 19, 2020 $3.0bn EETC Financing

2 Certain statements in this presentation, including statements regarding the potential impacts of the COVID - 19 pandemic and steps we plan to take in response thereto , are forward - looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance . Such forward - looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward - looking statements . Words such as "expects," "will," "plans," "anticipates," "indicates," "remains," "believes," "estimates," "forecast," "guidance," "outlook," "goals," "targets" and similar expressions are intended to identify forward - looking statements . Additionally, forward - looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured . All forward - looking statements in this presentation are based upon information available to us on the date of this presentation . We undertake no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law . Our actual results could differ materially from these forward - looking statements due to numerous factors including, without limitation, the following : the duration and spread of the ongoing global COVID - 19 pandemic and the outbreak of any other disease or similar public health threat and the impact on our business, results of operations and financial condition ; the impact of workforce reductions on our business ; the lenders' ability to accelerate the MileagePlus indebtedness, foreclose upon the collateral securing the MileagePlus indebtedness or exercise other remedies if we are not able to comply with the covenants in the MileagePlus financing agreements ; the final terms of borrowing pursuant to the Loan Program established under Section 4003 (b) of the CARES Act and the effects of the grant and promissory note through the Payroll Support Program under the CARES Act ; the costs and availability of financing ; our significant amount of financial leverage from fixed obligations and ability to seek additional liquidity and maintain adequate liquidity ; our ability to comply with the terms of our various financing arrangements ; our ability to utilize our net operating losses to offset future taxable income ; the material disruption of our strategic operating plan as a result of the COVID - 19 pandemic, and our ability to execute our strategic operating plans in the long term ; general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets) ; risks of doing business globally, including instability and political developments that may impact our operations in certain countries ; demand for travel and the impact that global economic and political conditions have on customer travel patterns ; our capacity decisions and the capacity decisions of our competitors ; competitive pressures on pricing and on demand ; changes in aircraft fuel prices ; disruptions in our supply of aircraft fuel ; our ability to cost - effectively hedge against increases in the price of aircraft fuel, if we decide to do so ; the effects of any technology failures or cybersecurity or significant data breaches ; disruptions to services provided by third - party service providers ; potential reputational or other impact from adverse events involving our aircraft or operations, the aircraft or operations of our regional carriers or our code share partners or the aircraft or operations of another airline ; our ability to attract and retain customers ; the effects of any terrorist attacks, international hostilities or other security events, or the fear of such events ; the mandatory grounding of aircraft in our fleet ; disruptions to our regional network, as a result of the COVID - 19 pandemic or otherwise ; the impact of regulatory, investigative and legal proceedings and legal compliance risks ; the success of our investments in other airlines, including in other parts of the world, which involve significant challenges and risks, particularly given the impact of the COVID - 19 pandemic ; industry consolidation or changes in airline alliances ; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers ; costs associated with any modification or termination of our aircraft orders ; disruptions in the availability of aircraft, parts or support from our suppliers ; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups ; any disruptions to operations due to any potential actions by our labor groups ; labor costs ; the impact of any management changes ; extended interruptions or disruptions in service at major airports where we operate ; U . S . or foreign governmental legislation, regulation and other actions (including Open Skies agreements, environmental regulations and the United Kingdom's withdrawal from the European Union) ; the seasonality of the airline industry ; weather conditions ; the costs and availability of aviation and other insurance ; our ability to realize the full value of our intangible assets and long - lived assets ; any impact to our reputation or brand image ; and other risks and uncertainties set forth under Part I, Item 1 A . , "Risk Factors," of our Annual Report on Form 10 - K for the fiscal year ended December 31 , 2019 , as updated by our Quarterly Report on Form 10 - Q for the quarter ended September 30 , 2020 , as well as other risks and uncertainties set forth from time to time in the reports we file with the U . S . Securities and Exchange Commission . Safe Harbor Statement

3 Additional Information The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communica tio n relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete in for mation about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issue r, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC to ll - free at 1 - 866 - 471 - 2526 or Citigroup Global Markets, Inc. at 1 - 212 - 723 - 6171.

Table of Contents 1. Transaction Overview 2. Recent Developments 3. United Corporate Overview 4. Collateral Summary 5. 2020 - 1 EETC Structure 6. Summary of Transaction Strengths 7. Summary Term Sheet 8. Appendix A: Detailed Amortization Schedules 9. Appendix B: Additional Collateral Information 10. Appendix C: Non - GAAP Reconciliations

Transaction Overview

6 ▪ United Airlines (“United”, “UAL”, the “Airline” or the “Company”) intends to raise $3,000,000,000 through the offering of Class A Pass Through Certificates, Series 2020 - 1 (the “Certificates ”) ▪ The Class A Equipment Note underlying the Class A Certificates will have the benefit of a security interest in the following Section 1110 collateral: » Spare Parts : Substantially all of United’s Spare Parts — United’s Spare Parts inventory has grown over time, with a 25% increase in net book value across the last 10 years » Spare Engines : 99 Spare Engines representing substantially all of United’s owned Spare Engines — During 2018 and 2019, United used its spares engine pool almost daily, averaging 350+ engine changes annually 1 » Aircraft : 352 tails across 11 unique variants — The Aircraft collateral has a weighted average age of 19 years and represents 43% of United’s mainline operating fleet 2 » All collateral benefits from Section 1110 protection. The collateral package includes key assets which provide strategic and cor e value to United’s entire business operation – the collateral is essential to the daily operations of the airline ▪ The collateral package is valued at $5.8bn. Values are as of Q3 2020 and reflect COVID - 19 related value adjustments. Additionall y, the Aircraft and Spare Engine values have been further diligenced by mba Aviation (“ mba ”) to reflect their current maintenance condition 3 . Unless otherwise noted, values and LTVs in this presentation reflect: — Spare Parts: Initial and forward values reflect current market values from mba as of August 2020 — Aircraft and Spare Engines : Initial values reflect the lower of the mean and median (“LMM”) of base values from mba, ICF SH&E, Inc. (“ICF”) and BK Associates, Inc. (“BK”), adjusted for current maintenance condition determined by mba and forward values reflect the LMM of projected base values from mba, ICF and BK, adjusted for projected maintenance condition determined by mba – all values as of September 1, 2020 1 Spare Engine utilization represents a historical average and post - COVID usage will change this estimate dramatically. 2 By Aircraft count. 3 As noted in the mba appraisal report, some Aircraft and Spare Engine Maintenance Adjusted Base Values are floored at salvage value. As such, the Ma intenance Adjustments used for calculating Appraised Value is derived by subtracting the Half - Time Current Base value from the Maintenance Adjusted Base Value. Transaction Overview (1/3)

7 1 Initial and Max LTV calculated as of October 30, 2020, which is assumed to be the closing date of the offering. 2 Average amortization per annum excludes the balloon payment. Transaction Overview (2/3) ▪ The Class A Certificates offered in the transaction will feature the following: — Senior amortizing debt with 7 year tenor and 4.1 year WAL — Initial / Maximum Loan - to - Value ratio (“LTV”) 1 of 51.6% / 51.6% — Balloon payment representing 24 % of initial principal balance Additional structural enhancements have been incorporated for the benefit of Certificateholders , including: ▪ Legal Structure : One Class A Equipment Note under a single indenture, replicating the same protections as cross - collateralization and cross - default features of recent EETC precedents ▪ Amortization : In addition to the lower starting LTVs compared to United’s EETC precedents, the ongoing average amortization is 11% per annum 2 across 7 years which results in a significantly declining LTV curve despite the depreciation profile of the assets — The Aircraft collateral, which represent 67% of the overall collateral package by value, amortize down to zero across 4 – 7 years ( i.e. no balloon), ensuring significant de - levering over the life of the EETC ▪ LTV Tests : Semi - annual LTV tests with semi - annual appraisal refresh (on maintenance adjusted basis for Aircraft and Spare Engines) — Three separate tests, one for each collateral group (further described on Page 21) – each required to be in compliance independently with a breach resulting in an Event of Default, subject to a grace period and cure rights — The test threshold curve declines over time, ensuring increasing overcollateralization throughout the life of the EETC

8 Transaction Overview (3/3) ▪ Composition Test: — A minimum of 25% of all collateral value must consist of Spare Engines and Spare Parts — A minimum of 55% of all Spare Engines and Spare Parts (“Spares Collateral”) must consist of rotables and Spare Engines — A minimum of 60% of all Aircraft collateral value must be narrowbody — No more than 15% of all Aircraft value can consist of regional jet aircraft ▪ Spare Parts Covenants: — A minimum of 85% of Spare Parts available for use in United’s fleet must be at “designated locations” (and thereby subject to the Indenture Trustee’s perfected security interest) — If any location has over 1.5% of Spare Parts then available for use in United’s fleet, United will use commercially reasonable efforts to add it as a “designated location” 1 ▪ The transaction will have features provided for in recent U.S. Airline EETC precedents, including: — All Spare Parts, Spare Engines and Aircraft to be financed will benefit from the protections of Section 1110 — Waterfall with preferred junior interest — Liquidity facility sized to cover six consecutive quarterly interest payments ▪ Liquidity Facility Provider : Goldman Sachs Bank USA ▪ Structuring Agent : Goldman Sachs ▪ Active Bookrunners : Goldman Sachs and Citigroup ▪ United will retain the option to issue additional subordinated classes of Certificates at any time on or after the Issuance Date of the Class A Certificates ▪ Proceeds from the offering will be used to refinance in full $2.75bn of outstanding Term Loans due in 2021. Any excess proce eds will be used to pay fees and expenses related to the offering and for general corporate purposes 1 The security interest in Spare Parts is perfected by filing UCC financing statements and filings with the FAA identifying the “designated locations” where the Spare Parts are located. Thus, Spare Parts at any new “designated location” become part of the security package .

9 1 Initial LTV and M aximum LTV for the Class A Certificates is calculated as of October 30, 2020 , which is assumed to be the closing date of the offering. 2 The Class A Equipment Note will mature on the Final Expected Distribution Date. 3 The Final Maturity Date for the Class A Certificates is the date that is 18 months after the Final Expected Distribution Date, which represents the period corresponding to the applicable Liquidity Facility coverage of six consecutive quarterly interest payments . United Airlines Series 2020 - 1 EETC Structural Summary Class A Certificates Initial Face Amount $3,000,000,000 Expected Ratings (Moody’s / S&P) A3 / A Initial / Maximum LTV 1 51.6% / 51.6% Regular Distribution Dates January 15, April 15, July 15, October 15 (Quarterly) Final Expected Distribution Date 2 7 years (October 15, 2027) Weighted Average Life 4.1 years Final Maturity 3 April 15, 2029 Section 1110 Protection Yes Liquidity Facility (18 months) Six quarterly interest payments Format SEC Registered

10 United Airlines Series 2020 - 1 EETC Structural Breakdown ▪ The UAL 2020 - 1 transaction is structured so that each collateral group has a tailored amortization profile and LTV requirements ▪ The notional amortization schedules roll up to one Class A Equipment Note, whereby all principal and interest obligations due ar e under one loan so that, like standard EETCs, all assets are essentially cross - collateralized and cross - defaulted Class A Certificates Collateral Group Spare Parts and Spare Engines Tier I Aircraft < 20 years Tier II Aircraft ≥ 20 years Class A Equipment Note Allocable Debt Balance (mm) $1,171 $856 $973 $3,000 Initial LTV 60.3% 50.0% 45.0% 51.6% WAL 5.7 years 3.8 years 2.5 years 4.1 years Final Maturity 7.0 years 7.0 years 4.0 years 7.0 years Balloon Payment 59% 0% 0% 24%

11 Amortization Profile - Significant d e - levering through tenor Significant amortization results in declining LTV despite depreciation profile of assets LTV (%) Yrs 1 Lower of the mean and median of maintenance adjusted base values (“LMM MABV”), forward values for Aircraft and Spare Engines ar e based on LMM forward projections from mba , ICF and BK adjusted for projected maintenance from mba . Forward values for Spare Parts are assumed to stay flat through the tenor and reflect current market values from mba as of Q3 2020. 2 For Spare Parts and Spare Engines, values reflect the same methodology in Footnote 1. For Aircraft, we have assumed that the app raised value of each Aircraft declines from that of the initial appraised value of such Aircraft by approximately 3% per year for the first 15 years after the year of the manufacturer’s delivery of such Aircraft, by 4% per year for the next five years, and by 5% per year thereafter (values floored at 10% of assumed initial value at age 25). Note: The period in consideration for charts and figures related to UAL 2019 - 1 and 2019 - 2 is from the first Regular Distribution Date to the Final Expected Distribution Date. Depreciation and amortization rates per annum are calculated by taking the average of the year on year depreciation and amortization rate, respectively. Depreciation per a nnu m excludes balloon payments. All per annum 0% 10% 20% 30% 40% 50% 60% 70% 80% 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5 10.0 10.5 11.0 11.5 12.0 UAL 2020-1 Class A with LMM MABV UAL 2020-1 Class A with 3-4-5 Curve UAL 2019-2 Class A UAL 2019-1 Class A UAL 2020 - 1 with LMM MABV 1 UAL 2020 - 1 with 3 - 4 - 5 Curve 2 UAL 2019 - 1 EETC UAL 2019 - 2 EETC Tier I Aircraft Tier II Aircraft Overall Dep: 10% Dep: 6% Dep: 5% Amort: 14% Amort : 25% Amort: 11% Tier I Aircraft Tier II Aircraft Overall Dep: 12% Dep: 17% Dep: 7% Amort: 14% Amort: : 25% Amort: 11% Dep: 3.7% Amort: 5.0% Dep: 3.7% Amort: 5.0%

Recent Developments

13 Key pillars achieved to manage through COVID I. Build and maintain liquidity ▪ Raised over $22 billion since the start of the crisis through diversified capital streams: commercial debt offerings, equity issuance, government aid (CARES Act Payroll Support Program) This EETC is one of the final pieces to complete this key initiative II. Minimize cash burn 1 ▪ Reduced averaged daily cash burn since March in 3Q20 to $25M ▪ 3Q20 cash burn was $21mm of operating expense plus $4mm of severance and debt principal payments III. Variablize the cost structure ▪ Permanently restructured and streamlined management and administrative functions ▪ Reached a landmark agreement with pilot group that will position the company to rebound quickly when demand returns Foundation set to manage through the COVID - 19 pandemic ▪ Leading network peers on key performance metrics throughout crisis ▪ Focused on the recovery and future state of United Airlines as the industry leader As air travel demand recovers and cash burn declines, our focus shifts to paying down debt and maximizing margins and earnings. 1 Cash burn is defined as: Net cash from operations, less investing and financing activities. Proceeds from the issuance of new debt (excluding expected aircraft financing), government grants associated with the Payroll Support Program of the CARES Act, issuance of new stock, net procee ds from the sale of short - term and other investments and changes in certain restricted cash balances are not included in this figure. Cash burn excludes the bor row ing and replacement of the $200mm short - term loan associated with the CARES Act Loan Program.

United believes it has built appropriate liquidity to manage through COVID-19

Term Loans	Equity	Revolving Credit Facility	MPH secured notes and term loan	CARES Act PSP Grant & Unsecured Loan	Additional CARES Act Secured Loan	$22bn+ Liquidity sources since March
$2.75bn	*$1.1bn*	*$2.0bn*	*$6.8bn*	*$5.1bn*[1]	*$5.2bn*[2]	

- **Term Loan Financing:** Raised $2.75bn in three separate Term Loan facilities backed by aircraft (March 9th), spare parts (March 20th) and spare engines (April 7th)
- **Equity Issuance:** Executed issuance of 43.2mm shares for ~$1.1bn (April) and approximately 532,000 shares for $22mm in 2Q20 in "at-the-market" offerings
- **Revolving Credit Facility:** $2bn capacity under revolving credit facility, $1bn drawn (July 2nd)
- **MPH secured notes and term loan**: $6.8bn in senior secured notes and secured term loam facility secured by substantially all of the assets of MileagePlus Holdings (July 2nd)
- **CARES Act**: Received approximately $5.1bn from the U.S. Treasury Department through the Payroll Support Program with ability to draw up to $5.2bn under a secured term loan facility entered into pursuant to the Loan Program
  - $3.5bn from the PSP program was a direct grant and $1.5bn was in the form of a promissory note
  - As of September 30th, United had drawn $520mm of the available $5.2bn under the secured term loan facility, and expects to have the ability to increase the borrowing capacity up to $7.5bn, subject to government approval

[1] United received the last of the $5.1bn in expected CARES Act proceeds (grants + loans) on September 30th.
[2] The U.S. Treasury has advised United that it intends to allocate additional loan commitments under the CARES Act in October 2020, and that it expects that such additional allocations will increase the amount available under such loan agreement by $2.3bn for up to $7.5bn in the aggregate (including any funded loans). Such increase, and the amount thereof, are subject to both the availability of, and agreement on, collateral and final approval by the U.S. Treasury and would require an amendment to the loan agreement.

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15 United has variablized costs and is focused on the future Variablized Costs ▪ Reduced operating costs by 59% versus 3Q19. Excluding special charges, reduced operating costs by 48% versus 3Q19 ▪ Restructured and streamlined our management and administrative functions. These reductions are expected to be largely permanent, even as demand recovers. ▪ Reached a landmark agreement with its pilot group that avoids furloughs by securing flexibility in work hours, while also reaching agreements to provide a path to early retirement and reduce expense through voluntary leave of absence programs. These agreements position the company to rebound quickly when demand returns. ▪ Created a program with the Association of Flight Attendants (AFA) that reduced 3,300 flight attendant furloughs while allowing the company to react more quickly to network changes. Future Focus & Retaking Leadership Position ▪ Focus will shift from cash/liquidity to paying down debt and maximizing margins and earnings ▪ Announced 28 new domestic routes and 9 new international routes. Resumed nonstop service to 146 domestic routes and resumed/launched service to 78 international routes to 33 destinations in 18 countries ▪ United’s fleet is necessary to maintain our market position. The company has stayed nimble and brought back aircraft allowing for long term flexibility

United Corporate Overview

17 Source: OAG; reflects routes flown in 2019 Best global network full of long - term opportunity United has a balanced network across geographies supported by the best partners and renewed JVs Geography % of 2019 ASMs Domestic 57% Atlantic 18% Pacific 15% Latin 10% Diverse network Though COVID - 19 has caused disruption to a number of routes, United expects to benefit from its robust network amidst the expected recovery of demand across both domestic and international travel Key Domestic Hubs Key International Hubs Frankfurt Narita San Francisco Los Angeles Chicago Denver Houston New York / Newark Washington

18 1 Adjusted total debt is a non - GAAP measure that includes current and long - term debt, operating lease obligations and finance leas e obligations and noncurrent pension and postretirement obligations; adjusted EBITDAR is a non - GAAP metric that measures adjusted earnings before interest, income taxes, depreciation, amortization, aircraft rent and excluding special charges and unrealized (gains) losses on investments. Prior to COVID - 19, United’s management team was executing on a deleveraging plan that strategically positioned the balance sheet for the future Adjusted debt / adjusted EBITDAR 1 6.9 3.2 2010 2019 ▪ Prior to the COVID - 19 pandemic, United was executing a successful deleveraging plan, which increased flexibility to manage and position the business upon onset of the crisis ▪ In recent years the company has managed capital prudently and de - levered the balance sheet ▪ Consistent with United’s approach post 9/11, the Company intends to use a thoughtful approach to pay down debt and rebuild the balance sheet following this current period of stress

19 Source: 2012 – 2019 Business Traveler News Airline Survey. Business and premium traffic buyers have noticed United’s success Overall scores Business Traveler News (BTN) Annual Airline Survey 2015 2017 2016 2018 2019

Collateral Overview

Collateral Overview
$5.8bn value across Spare Parts, Spare Engines and Aircraft[1]

	Spares Collateral	Tier I Aircraft	Tier II Aircraft
Asset Mix / Composition (By Value)	Expendable 14% Spare Engine 34% Rotable 35% Repairable 17%	737-900ER 8% 737-800 36% A319 13% A320 23% 777-200ER 19%	757-300 6% 767-300ER 3% 777-200 3% A320 17% 767-400ER 9% 757-200 10% 777-200ER 16% 737-800 14% A319 11% 737-700 11%
Collateral Value ($)[2]	$1.9bn	$1.7bn	$2.2bn
Collateral Value (%)	33%	29%	37%
Details	Spare Parts (excluding Spare Engines): 79% are rotable / repairable and 21% expendable Spare Engines: 46% are WB engines and 54% NB engines	109 Aircraft 86% NB | 14% WB 100% In Production Family 86% In Production Variants	243 Aircraft 69% NB | 31% WB 84% In Production Family 41% In Production Variants
Average Age[3]	N/A	16 years	21 years
Portion of United's Overall Fleet	Substantially all of United's Spare Parts and Spare Engines inventory	13% of United's mainline fleet	30% of United's mainline fleet
Section 1110	Yes	Yes	Yes

Single equipment note structure creates de facto cross-collateralization and cross-default protections, creating the most defensive collateral package across EETCs to date. The total collateral has an appraised value of $5.8bn

Note: Numbers may not add to 100% due to rounding. Reference date for age is August 31, 2020. "WB" means widebody aircraft, "NB" means narrowbody aircraft.
[1] Unless noted, statistics determined by Aircraft / Spare Engine count.
[2] Collateral values reflect the following valuations: Spare Parts: Current market values from mba as of August 2020. Aircraft and Spare Engines: LMM base values from mba, ICF and BK, adjusted for current maintenance condition by mba as of September 1, 2020.
[3] Aircraft average age weighted by value. The average age across Tier I and II Aircraft is 19 years.

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22 Note: Spare Parts value reflects mba current market values as of August 2020. Spares Collateral – Spare Parts United’s Spare Parts inventory has grown over time with a 25% increase in net book value over the last 10 years Spare Part Type Description Example Value % of Collateral Rotable ▪ Parts that wear over time and can be repeatedly restored to a serviceable condition over the life of the flight equipment to which they relate ▪ Thrust reversers, auxiliary power units and landing gear $678mm 53% Repariable ▪ Parts that can be commonly economically restored to a serviceable condition, but that have a life that is shorter than the life of the flight equipment to which they relate ▪ Engine cowling, fairings, engine blades, flap track assemblies, and certain bearings, duct assemblies and fittings $327mm 26% Expendable ▪ Parts that are used once and thereby consumed or thereafter discarded ▪ Bolts, screws, tubes and hoses $272mm 21% Total Spare Parts Value $1,277mm

23 Spares Collateral – Spare Parts Spare Parts Collateral Security Interest in Spare Parts ▪ An airline’s Spare Parts are essential to maintaining normal business operations ▪ United obtained current market value appraisals from mba on the Spare Parts collateral, showing a value of $ 1,277mm as of August 2020 ▪ Under the EETC structure, the Spare Parts are effectively cross - collateralized with the Aircraft pool and Spare Engines ▪ In line with the value retaining nature of Spare Parts for purposes of ongoing LTV tests, we have assumed no depreciation. As such, stable LTV de - escalation is expected across the tenor ▪ The Spares Collateral LTV will be tested semi - annually and at each test date, Spare Part values will be refreshed for the current inventory and current market value ▪ The security interest will be perfected by filing UCC financing statements and filings with the FAA identifying the “designated locations” where the Spare Parts are located ▪ Any replacement Spare Parts acquired by United from time to time will automatically be subject to the lien of the EETC ▪ A minimum of 85% of Spare Parts then available for use in United’s fleet must be at “designated locations” ▪ If any location has over 1.5% of Spare Parts then available for use in United’s fleet, United will use commercially reasonable efforts to add it as a “designated location” ▪ The security interest is structured so that the EETC will have a claim on substantially all of United’s Spare Parts then available for use in its fleet ▪ The security interest does not apply to a spare part while it is installed on an aircraft or engine or not at a “designated location” UAL 2020 - 1 will benefit from a security interest in substantially all of United’s Spare Parts inventory

Spares Collateral – Spare Engines

During 2018 and 2019, United averaged 350+ engine changes and used its engine spares pool almost daily[1]

Spare Engine Collateral

- The Spare Engine collateral in UAL 2020-1 consists of 99 engines across 15 unique types
- At issuance, these engines will represent substantially all of United's 111 Spare Engines
- United relies heavily on its Spare Engines to keep aircraft flying and operational during engine maintenance visits
- The Spare Engines support a range of host aircraft: 46% support WBs and 54% support NBs
- United obtained appraised values for the Spare Engines from mba, ICF and BK and maintenance adjustments from mba. The LMM base value adjusted for maintenance is $664mm
- The Spares Collateral LTV will be tested semi-annually and at each test date, Spare Engine values will be refreshed for the maintenance adjusted base value

UAL 2020-1 Spare Engine Breakdown[2]

By Engine Variant



RB211 4%
CF6 1%
PW4000 6%
V2500 11%
GEnx 31%
LEAP-1B 7%
GE 18%
CFM56 22%

By Engine Manufacturer



IAE 11%
RR 4%
PW 6%
GE 50%
CFM 29%

Note: General Electric ("GE"), CFM International ("CFM") International Aero Engines ("IAE"), Pratt & Whitney ("P&W"), Rolls Royce ("RR").
[1] Please note that this is a historical average and post-COVID-19 usage will change this estimate dramatically.
[2] Charts and statistics weighted by LMM base values from mba, ICF, BK adjusted for maintenance condition determined by mba as of Q3 2020.

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25 1 Value represents LMM base values from mba, ICF, BK adjusted for maintenance condition determined by mba as of Q3 2020. 2 The % represents the percentage by count related to United’s mainline fleet for NB/WB host engines. Spares Collateral – Spare Engines # Type Count Value 1 ($mm) Value as % Total Host Type United Host Variant # of Host Aircraft Operated in UAL Fleet – Count / as % of fleet 2 1 GEnx - 1B70 9 207 31% WB 787 - 8 12 / 1% 2 GE90 - 115B 3 83 13% WB 777 - 300ER 22 / 3% 3 CFM56 - 7B26 12 64 10% NB 737 - 800 141 / 17% 4 LEAP - 1B26/28 3 46 7% NB 737 MAX 9 14 / 2% 5 CFM56 - 7B24 9 44 7% NB 737 - 700 49 / 6% 6 GE90 - 90B 6 39 6% WB 777 - 200ER 55 / 7% 7 CFM56 - 7B26E 5 38 6% NB 737 - 900ER 136 / 17% 8 PW4090 16 28 4% WB 777 - 200ER 55 / 7% 9 V2527 - A5 7 33 5% NB A319 / A320 183 / 22% 10 RB211 - 535E4B 10 23 3% NB 757 - 200, 757 - 300 72 / 9% 11 V2524 - A5 2 12 2% NB A319 / A320 183 / 22% 12 PW4077 6 11 2% WB 777 - 200 19 / 2% 13 CF6 - 80C2B8F 3 5 0.8% WB 767 - 400ER 16 / 2% 14 V2522 - A5 5 28 4% NB A319 / A320 183 / 22% 15 PW4056 3 2 0.2% WB 767 - 300ER 38 / 5% Total 99 $664 At issuance , the UAL 2020 - 1 Spare Engine collateral will represent substantially all of United’s Spare Engines

Aircraft Collateral

UAL 2020-1 collateral includes 43% of United's mainline operating fleet. The portfolio is 74% narrowbody and 26% widebody[1]

Overview

- The Aircraft collateral of UAL 2020-1 consists of **352 mainline Aircraft** across 11 variants with a weighted average age of 19 years (weighted by value)
  - Age is in line with United's overall mainline operating fleet which has an average age of ~16 years old (by count)
- United obtained appraised values for the Aircraft from mba, BK, and ICF and maintenance adjustments from mba. The LMM base value adjusted for maintenance is $3,873mm
- For purposes of debt structuring and covenant compliance testing, the Aircraft collateral pool will be divided into sub groups:

➢ Tier I Aircraft: Aircraft younger than 20 years old

➢ Tier II Aircraft: Aircraft 20yrs or older and all 757s, 767s, 777-200 (other than the 777-200ER) and 737-700 (regardless of age)

- **The notional debt associated with the Tier I Aircraft amortizes fully in 7 years and Tier II amortizes fully in 4 years**
- The Tier I and Tier II Aircraft LTV will be tested semi-annually and at each test date, Aircraft maintenance adjusted base value will be refreshed

UAL 2020-1 By Aircraft Variant

Aircraft Variant	Aircraft Type	Count	% of Aircraft Collateral (Count)	Value ($mm)	% of Aircraft Collateral (Value)	Average Age	Tier
A320	NB	71	20%	760	20%	21	I / II
737-800	NB	63	18%	923	24%	18	I / II
A319	NB	52	15%	462	12%	21	I / II
737-700	NB	30	9%	248	6%	21	II
757-200	NB	29	8%	212	5%	23	II
757-300	NB	9	3%	123	3%	17	II
737-900ER	NB	7	2%	144	4%	11	I
777-200ER	WB	48	14%	664	17%	21	I / II
777-200	WB	15	4%	61	2%	24	II
767-300ER	WB	14	4%	74	2%	20	II
767-400ER	WB	14	4%	203	5%	19	II
Total[2]		**352**	**100%**	**3,873**	**100%**	**18.9**	

Note: Aircraft collateral values reflect LMM base values from mba, ICF, BK adjusted for maintenance condition determined by mba as of Q3 2020.
[1] Percentages determined by Aircraft count.
[2] Total row for average age column is calculated using a weighted average by value.

UNITED 26

Aircraft Collateral

Aircraft collateral will be bifurcated into two tiers. Tier I includes most Aircraft less than 20 yrs old and Tier II includes all Aircraft 20 or more yrs old and all 757s, 767s, 777-200 (other than 777-200ER) and 737-700 (regardless of age)

Tier I Aircraft



A319
19%
A320
28%
737-800
33%
777-200ER
14%
737-900ER
6%



WB
14%
NB
86%

Tier II Aircraft



A319
13%
A320
17%
737-700
12%
737-800
11%
757-200
12%
757-300
4%
767-300ER
6%
777-200
6%
767-400ER
6%
777-200ER
14%



WB
31%
NB
69%

29% of Total Collateral Value (Tier I)

	Count	Aircraft Value ($mm)	% of Aircraft Collateral (Value)	Average Age
737-700	-	-	-	-
737-800	36	614	16%	15
737-900ER	7	144	4%	11
757-200	-	-	-	-
757-300	-	-	-	-
767-300ER	-	-	-	-
767-400ER	-	-	-	-
777-200	-	-	-	-
777-200ER	15	327	8%	17
A319	21	228	6%	19
A320	30	400	10%	19
Total[1]	**109**	**$1,712**	**44%**	**16**

37% of Total Collateral Value (Tier II)

	Count	Aircraft Value ($mm)	% of Aircraft Collateral (Value)	Average Age
737-700	30	248	6%	21
737-800	27	310	8%	21
737-900ER	-	-	-	-
757-200	29	212	5%	23
757-300	9	123	3%	17
767-300ER	14	74	2%	20
767-400ER	14	203	5%	19
777-200	15	61	2%	24
777-200ER	33	337	9%	22
A319	31	234	6%	22
A320	41	360	9%	23
Total[1]	**243**	**$2,161**	**56%**	**21**

Note: Charts determined by Aircraft count unless specified.
[1] Total row for average age column is calculated using a weighted average.

UNITED 27

28 Aircraft Collateral in the Context of United’s Fleet 1 Note: Figures do not include aircraft that are owned or leased by United’s Regional carriers. Fleet data provided by the Comp any . 1 United’s mainline fleet includes 814 owned and leased aircraft. 2 Data provided as of September 2020. By Aircraft Count By Age Distribution Of the UAL 2020 - 1 Aircraft collateral, 47% are parked while 53% are flying. Of United’s mainline fleet, 44% are parked while 56% are flying 2 29 108 198 17 92 122 54 80 57 55 2 0 50 100 150 200 250 300 0 - 5 5 - 10 10 - 15 15 - 20 20 - 25 25 - 30 30 - 35 Aircraft Count Years UAL 2020-1 United Fleet 35% 57% 78% 24% 0 20 40 60 80 100 120 140 160 787-10 787-9 787-8 777-300ER 777-200ER 777-200 767-400ER 767-300ER 757-300 757-200 737 MAX 9 737-900ER 737-900 737-800 737-700 A320 A319 Aircraft Count UAL 2020-1 United Fleet

2020 - 1 EETC Structure

30 Tier II Aircraft debt is fully repaid within 4 years Tier II Aircraft assets are released from the structure Note: Forward values for Aircraft and Spare Engines are based on LMM forward projections from mba, ICF and BK adjusted for projected maintenance condition determined by mba . Forward values for Spare Parts are assumed to stay flat through the tenor and reflect current market values from mba as of Q3 2020. Amortization and LTV Profiles (Overall) Overall Debt Paydown Overall LTV Curve Transaction is structured to de - lever quickly through the tenor of the deal LTV (%) Millions $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 Oct-20 Oct-21 Oct-22 Oct-23 Oct-24 Oct-25 Oct-26 Oct-27 Class A Outstanding Balance 0% 10% 20% 30% 40% 50% 60% Oct-20 Oct-21 Oct-22 Oct-23 Oct-24 Oct-25 Oct-26 Oct-27 Class A LTV z1

31 Note: Forward values for Aircraft and Spare Engines are based on LMM forward projections from mba, ICF and BK adjusted for projected maintenance condition determined by mba . Forward values for Spare Parts are assumed to stay flat through the tenor and reflect current market values from mba as of Q3 2020. Amortization and LTV Profiles (By Group) LTV (%) LTV (%) LTV (%) The EETC is governed by a single Indenture under a single paydown profile, incorporating all collateral, as displayed on Pg. 30 For purposes of LTV tests, each collateral group will be tested independently with paydown projections as shown below: Spare Parts and Spare Engines Tier I Aircraft Tier II Aircraft 0% 20% 40% 60% 80% Max LTV Threshold 0% 20% 40% 60% 80% 100% Spares Class A LTV 0% 20% 40% 60% 80% 100% Tier I Aircraft Class A LTV 0% 20% 40% 60% 80% 100% Tier II Aircraft Class A LTV

Overview of Aircraft Release Mechanics

The UAL 2020-1 structure provides United with limited flexibility to release assets within a certain maximum threshold to ensure the structure is appropriately over-collateralized and the security package remains robust

	Release Threshold
Release Thresholds	▪ Year 1 & 2: Up to \$100mm (Year 1 releases for Technical Impairment only) ▪ Year 3: Up to \$100mm ▪ Year 4: Up to \$50mm ▪ Year 5: Up to \$50mm ▪ Year 6: Up to \$40mm ▪ Year 7: Up to \$40mm Max of 40% release flexibility can be applied to Spare Engines collateral, 40% to Tier I Aircraft, and 70% combined between Spare Engines and Tier I Aircraft prior to Year 5 Unused threshold from any year can be used in a subsequent year Only Aircraft (i) subject to a Technical Impairment or (ii) of a type that has been fully retired or has been announced for retirement by United may be released from the Collateral pursuant to the release mechanic.
Requirements to Release Spare Engines or Aircraft	▪ United must provide updated appraisals of the Collateral to be released within 90 days of the Release Request Date ▪ No Collateral Trigger Event exists or will exist as a result of such release

LTV Maintained with Maximum Withdrawals[1]



60%
50%
40%
30%
20%
10%
0%
LTV (%)
Tier II assets are all released from structure
Oct-20
Oct-21
Oct-22
Oct-23
Oct-24
Oct-25
Oct-26
Oct-27
Class A LTV
Class A LTV with Release

[1] LTV chart assumes no release in year 1 for Technical Impairment.

UNITED 32

Summary of Transaction Strengths

34 Key Transaction Strengths ▪ The UAL 2020 - 1 EETC offering is a corporate recourse obligation to United Airlines ▪ Collateral includes substantially all of United’s Spare Parts and Spare Engines and 43% of aircraft fleet ▪ Strong essentiality of collateral as the assets are indispensable to United’s daily operations ▪ Moderate LTV of 51.6 % for Class A ▪ All Spare Parts, Spare Engines and Aircraft in the collateral pool are Section 1110 eligible ▪ Semi - annual declining LTV tests with updated appraisals ▪ Significant amortization results in a steadily declining leverage profile ▪ Liquidity Facility covering six consecutive quarterly interest payments ▪ Robust Spare Parts covenant package 2020 - 1 ▪ Composition Tests limit material changes to collateral mix

Description of Transaction Strengths

1 **Attractive Section 1110 Collateral**	▪ Strong asset mix consisting of 43% of United's mainline Aircraft, substantially all of United's Spare Engines, and substantially all of United's Spare Parts ▪ All Spare Parts, Spare Engines and Aircraft in the collateral pool for this transaction will be eligible for protections under Section 1110 of the U.S. bankruptcy code giving lenders more control over their collateral
2 **Strong Essentiality**	▪ These assets are core to United's operations – United's ability to operate would be hampered materially without their use. They are difficult to replace through the secondary market
3 **Effective Cross-Default & Cross-Collateralization**	▪ The Class A Equipment Note is issued under a single indenture ▪ Lenders benefit from the combined single pool of collateral of aircraft, Spare Engines, and Spare Parts in lieu of a standard cross-default and cross-collateralization provision found in EETC ▪ United's obligations are due under a single repayment schedule ▪ Notional amortization is calculated at the collateral group level but schedules roll up into a single legal amortization schedule
4 **Moderate LTV and Customized Amortization Profile**	▪ Each collateral group's amortization profile is designed to match the nature of the assets ▪ Spare Engines and Spare Parts: Maintains modest amortization to reflect the longer useful life. Spare Parts structured to match the fluidity of the asset class and retention of value ▪ Tier I and II Aircraft: While both collateral groups are fully amortizing, the Tier II aircraft amortize more quickly
5 **Liquidity Facility**	▪ Liquidity facility provided for the Class A Certificates to provide coverage of up to 18-months of interest payments ▪ In the event of a missed payment, Class A Certificates remain current up to 18 months while the collateral is repossessed and remarketed

UNITED 35

Description of Transaction Strengths

6	**Ongoing LTV tests**	▪ The transaction benefits from three separate semi-annual notional LTV tests – one for each collateral group – to ensure the deal maintains appropriate overcollateralization levels through the tenor of the transaction ▪ All assets will be re-appraised semi-annually by an ISTAT certified appraiser
7	**Composition Test**	▪ As a condition to substitution or release of certain collateral: – Spare Parts and Spare Engine collateral must compose at least 25% of total collateral value (as % of total collateral) – Spare Engines and rotables must compose at least 55% of Spares collateral (as % of spares collateral) – Narrowbody aircraft must compose at least 60% of total Aircraft collateral value (as % of aircraft collateral) – Regional aircraft cannot compose more than 15% of total Aircraft collateral value (as % of aircraft collateral)
8	**Spare Parts Covenants**	▪ As of each semi-annual LTV test date, United must maintain at least 85% of its Spare Parts then available for use in its fleet at a "designated location" ▪ A breach of such Spare Parts Covenant results in an Indenture Event of Default, after giving effect to a 90-day cure period ▪ If any other location has 1.5% or more of United's Spare Parts then available for use in its fleet as of any semi-annual LTV test date, United must use commercially reasonable efforts to add such location as a "designated location" ▪ Spare Parts other than rotables and repairables in excess of 25% (by Appraised Value) of the Aggregate Value of the Spare Parts Collateral will have a value of zero for purposes of calculating the LTV Ratios
9	**Restrictions on Release of Aircraft**	▪ United will reserve some flexibility to release assets from the UAL 2020-1 structure through the tenor of the transaction, allowing United to maintain operational efficiency and commercial effectiveness ▪ Asset release may not occur if an LTV failure (of any group) exists or will exist as a result of the release or if a Composition Test failure would result from or be worsened by such release

UNITED 36

Summary Term Sheet

38 Indicative Terms Format • Enhanced Equipment Trust Certificates (“EETC”) • SEC Registered Issuer • United Airlines, Inc. Legal Framework • Single Class A Equipment Note under a single indenture Use of Proceeds • To repay outstanding secured 364 - day bridge facilities, with the remainder for general corporate purposes Overall Advance / LTV • 51.6% Offering Size • $3,000mm Overall Tenor / WAL • 7.0 years / 4.1 y ears Balloon at Maturity 1 • 24% Payment Periods • Quarterly Key Transaction Terms 1 Balloon calculated as a percent of initial principal balance .

Key Transaction Terms

	Indicative Terms		
Collateral Groups	Spare Parts & Engines	Tier I Aircraft	Tier II Aircraft
Initial LTV	• 60.3%	• 50.0%	• 45.0%
Tenor / WAL	• 7.0 / 5.0 years	• 7.0 / 5.0 years	• 4.0 / 4.0 years
Amortization	• Year 1 – 4: 5% p.a. • 7.5% p.a. thereafter	• Year 1 – 2: 10% p.a. • Year 3 – 4: 15% p.a. • Year 5: 30% p.a. • Year 6 – 7: 10% p.a.	• Year 1: 15% p.a. • Year 2: 20% p.a. • Year 3: 25% p.a. • Year 4: 40% p.a.
Notional LTV Tests	• Year 1 – 5: 75% • Year 6 – 7: 65%	• Year 1 – 3: 65% • Year 4: 55% • Year 5: 45% • Year 6 – 7: 30%	• Year 1: 65% • Year 2: 60% • Year 3: 55% • Year 4: 40%
LTV Breach	• United is required to, no later than 90 days after the applicable Collateral Test Date; do one or more of the following, which in the aggregate cures such LTV breach: • (I) grant a security interest in Additional Collateral[1] • (II) deposit cash or permitted investments or a combination of cash and permitted investments • (III) pay an amount not less than the difference of (i) the applicable Minimum Collateral Value minus (ii) the Aggregate Appraised Value of the applicable Collateral Group		

Note: "Tier I Aircraft" means most collateral aircraft less than 20 years from its date of manufacture and not a Tier II Aircraft. "Tier II" means aircraft 20 or more years old or that is a 737-700 or 777-200 (other than 777-200 ER) or is an aircraft in the Boeing 757- or 767- families.

[1] In the case of a breach of the LTV Ratios with respect to Tier I and Tier II Collateral, one or more Tier I Aircraft may be added as Additional Collateral with an aggregate Appraised Value sufficient to cure both breaches, and United may designate a specified percentage of such Tier I Aircraft to be included as Tier I Collateral and Tier II Collateral (without duplication) for so long as such Tier I Aircraft remains part of the Collateral.

UNITED 39

Key Transaction Terms

	Indicative Terms
One Class of Certificates Offered	• One senior tranche (Class A) representing amortizing debt • United retains the option to issue additional subordinated classes of Certificates at any time in the future
Waterfall	• Sequential amortization structure. Same waterfall before and after an Event of Default
Cross-Collateralization & Cross-Default	• While the transaction will feature single Class A Equipment Note, all three groups of collateral are effectively cross-collateralized and cross-defaulted given they are all structured under a single indenture; no need to proceed under multiple indentures makes it easier to pursue remedies
Buyout Rights	• If subordinated Certificates have been issued and a United bankruptcy event occurs, subordinated Certificate holders will have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest. No buyout rights during the 60-day Section 1110 period • No Equipment Note buyout rights
Liquidity Facility	• Liquidity support in the form of a Liquidity Facility on the Class A Certificates covering 18 months of interest • Required Liquidity Provider Threshold Long-Term Rating of BBB / Baa2 (S / M)
Appraisals	• Separate semi-annual appraisal for Spare Parts, Spare Engines and Aircraft. Spare Engines and Aircraft appraisals will reflect the Maintenance Adjusted Base Value of collateral
Composition Test	As a condition to substitution or release of certain collateral: • Min Sum of Aggregate Appraised Value for Spare Parts and Spare Engine Collateral: 25% (as % of all collateral) • Min Sum of Aggregate Appraised Value for Rotables and Spare Engine Collateral: 55% (as % of Spares Collateral) • Min Aggregate Appraised Value of all narrowbody aircraft: 60% (as % of Aircraft collateral combined) • Max Aggregate Appraised Value of all regional jets: 15% (as % of Aircraft collateral combined)

UNITED 40

Key Transaction Terms

	Indicative Terms
Spare Parts Covenant	• United will maintain Spare Parts representing, as of each Collateral Test Date, at least 85% (by Appraised Value) of its Spare Parts then available for use in its fleet at a "designated location" and a breach will result in an Event of Default, after giving effect to a 90-day cure period • If any location owned or leased by United (other than a "designated location") has, as of any Collateral Test Date, 1.5% or more of United's Spare Parts then available for use in its fleet by value, United shall use reasonable commercial efforts to cause such location to be added as a "designated location" • Spare Parts associated exclusively with aircraft types that have fully exited United's fleet will be given zero value for calculations of the LTV tests • Spare Parts other than rotables and repairables in excess of 25% (by Appraised Value) of the Aggregate Appraised Value of the Spare Parts Collateral will have a value of zero for purposes of calculating the LTV Ratios

Substitution of Collateral	• United may release any airframe or engine (including any Spare Engine) and substitute for it one or more airframes or engines, as applicable (for the avoidance of doubt, no engine may be substituted with an airframe and no airframe may be substituted with one or more engines), subject to certain restrictions including:
	  • No substitute airframe or engine is a type that (i) has been fully retired or has been announced for retirement by United or (ii) is not then certificated as to type by the FAA;
	  • No Event of Default has occurred and is continuing at the time of substitution;
	  • No Composition Test breach has occurred and is continuing at the time of substitution (unless such substitution would improve compliance, or otherwise not worsen any noncompliance, with such Composition Test);
	  • In the case of a substitute airframe (or airframes), it has (or they have, on a weighted average basis) a date of manufacture no earlier than the date of manufacture of the airframe being released;
	  • In the case of a substitute airframe or engine, it has (or in the case of multiple substitute airframes or engines, they collectively have) a MABV at least 110% of that of the released airframe or engine; and
	  • In the case of a replacement of an airframe with one or more airframes of a different model (other than a comparable or improved model) and/or manufacturer, United will be obligated to obtain written confirmation from each Rating Agency that substituting such substitute airframe (and if applicable, any other substitute airframes) for the replaced airframe will not result in a withdrawal, suspension or downgrading of the ratings of any Class of Certificates then rated by such Rating Agency.
	• Provided that: A widebody Aircraft may be released and substituted with any aircraft and narrowbody aircraft may be released and substituted with narrowbody aircraft or Eligible Regional Aircraft[1], but not widebody aircraft

[1] Eligible Regional Aircraft means any 2014 vintage or younger commercial jet aircraft that is an Embraer ERJ 175, Embraer ERJ 190, Embraer ERJ 195, Bombardier CRJ 900 or any other comparable or improved model of regional commercial jet aircraft commonly configured to have at least 70 passenger seats.

UNITED 41

42 Indicative Terms Release Threshold 1 • Year 1 & 2: Up to $100mm release flexibility (Year 1 releases for Technical Impairment only) • Year 3: Up to $100mm release flexibility, cumulatively $200mm • Year 4: Up to $50mm release flexibility, cumulatively $250mm • Year 5: Up to $50mm release flexibility, cumulatively $300mm • Year 6: Up to $40mm release flexibility, cumulatively $340mm • Year 7: Up to $40mm release flexibility, cumulatively $380mm • Max of 40% release flexibility can be applied to Spare Engines collateral, 40% to Tier I Aircraft collateral, and 70% combine d b etween Spare Engines and Tier I Aircraft collateral prior to Year 5 Key Transaction Terms 1 O nly applies to Aircraft and Spare Engines that United reasonably expects will not be utilized as part of its in - service fleet, are of a type that has been announced for retirement or has been retired by United or that is subject to a Technical Impairment.

Appendix A: Detailed Amortization Schedules

44 1 Forward values for Aircraft and Spare Engines are based on projected LMM maintenance adjusted base values. Forward values for Spare Parts are assumed to stay flat through the tenor and reflect current market values from mba as of Q3 2020. Projected Debt Balance and LTVs (1/2) Date Collateral Value 1 Class A Debt Balance Principal Amortization LTV At Issuance $5,815,310,686 $3,000,000,000 - 51.6% January 15, 2021 5,835,642,935 2,927,475,000 72,525,000 50.2% April 15, 2021 5,855,975,183 2,854,950,000 72,525,000 48.8% July 15, 2021 5,876,307,432 2,782,425,000 72,525,000 47.3% October 15, 2021 5,896,639,680 2,709,900,000 72,525,000 46.0% January 15, 2022 5,903,417,545 2,625,212,500 84,687,500 44.5% April 15, 2022 5,910,195,410 2,540,525,000 84,687,500 43.0% July 15, 2022 5,916,973,274 2,455,837,500 84,687,500 41.5% October 15, 2022 5,923,751,139 2,371,150,000 84,687,500 40.0% January 15, 2023 5,804,664,287 2,263,600,000 107,550,000 39.0% April 15, 2023 5,685,577,435 2,156,050,000 107,550,000 37.9% July 15, 2023 5,566,490,582 2,048,500,000 107,550,000 36.8% October 15, 2023 5,447,403,730 1,940,950,000 107,550,000 35.6% January 15, 2024 5,325,312,483 1,796,912,500 144,037,500 33.7% April 15, 2024 5,203,221,237 1,652,875,000 144,037,500 31.8%

45 Projected Debt Balance and LTVs (2/2) Date Collateral Value 1 Class A Debt Balance Principal Amortization LTV July 15, 2024 5,081,129,990 1,508,837,500 144,037,500 29.7% October 15, 2024 4,959,038,744 1,364,800,000 144,037,500 27.5% January 15, 2025 3,198,150,790 1,278,643,750 86,156,250 40.0% April 15, 2025 3,135,153,694 1,192,487,500 86,156,250 38.0% July 15, 2025 3,072,156,597 1,106,331,250 86,156,250 36.0% October 15, 2025 3,009,159,501 1,020,175,000 86,156,250 33.9% January 15, 2026 2,953,520,040 976,818,750 43,356,250 33.1% April 15, 2026 2,897,880,579 933,462,500 43,356,250 32.2% July 15, 2026 2,842,241,118 890,106,250 43,356,250 31.3% October 15, 2026 2,786,601,656 846,750,000 43,356,250 30.4% January 15, 2027 2,754,200,355 803,393,750 43,356,250 29.2% April 15, 2027 2,721,799,053 760,037,500 43,356,250 27.9% July 15, 2027 2,689,397,751 716,681,250 43,356,250 26.6% October 15, 2027 2,656,996,450 - 716,681,250 - 1 Forward values for Aircraft and Spare Engines are based on projected LMM maintenance adjusted base values. Forward values for Spare Parts are assumed to stay flat through the tenor and reflect current market values from mba as of Q3 2020.

Appendix B: Additional Collateral Information

Aircraft Collateral Pool Importance

Aircraft type		% of Aircraft Collateral	# of Aircraft	Average Age by Type	Importance to United
Boeing 737-700		6%	30	21	• Small gauge mainline aircraft that bridges the gap between regional aircraft and mid-size narrowbody aircraft • ETOPS capability enables the aircraft to fly key Latin missions • Excellent takeoff performance that enables it to operate in challenging airports
Boeing 737-800		24%	63	18	• Combination of good operating economics, capacity and range capability for United's domestic and Latin network
Boeing 737-900ER		4%	7	11	• Offers upgauge opportunities from smaller sized narrowbody aircraft for markets with stronger demand • Best per seat economics amongst United's 737NG fleets
Boeing 757-200		5%	29	23	• Narrowbody aircraft that has the range capability to fly across the Atlantic, servicing secondary European markets from East Coast hubs • Narrowbody aircraft that services United's coast to coast Premium Services flights with lie-flat first class product
Boeing 757-300		3%	9	17	• Unique high-density narrowbody aircraft that offers mid to long-haul domestic deployment in high-demand time channels and markets • Good CASM economics for domestic leisure routes (e.g. Hawaii and Orlando)

UNITED 47

Aircraft Collateral Pool Importance (cont'd)

Aircraft type	% of Aircraft Collateral	# of Aircraft	Average Age by Type	Importance to United
Boeing 767-300ER 	2%	14	20	• Nearly all High-J (business class) configuration aircraft that provides 46 business class seats and 22 premium economy seats for high business traffic routes • Newly reconfigured with Polaris product • High network utility – long range and large capacity combination for European and South America routes, allowing United to service certain long-haul routes during low seasons
Boeing 767-400ER 	5%	14	19	• Favorable operating economics with strong range capability
Boeing 777-200 	2%	15	24	• Strong CASM for domestic hub to hub routes with high demand • Offers flexibility with bank consolidations at certain hubs
Boeing 777-200ER 	17%	48	21	• Brand new Polaris interior and Premium Plus cabin • Large range and capacity capability for long-haul routes
A319 	12%	52	21	• Small gauge mainline aircraft that bridges the gap between regional aircraft and mid-size narrowbody aircraft
A320 	20%	71	21	• Effective medium gauge narrowbody aircraft that serves a diverse set of markets

UNITED 48

49 Aircraft Spare Engines Spare Engines Useful Life • Useful life typically assumed to be up to ~30 yr • Life cycle of an engine is longer than that of an airframe (30 - 40yr) • Limited by the production of the supported aircraft • Rotables and repairables can be repeatedly rehabilitated to a fully serviceable condition, in the case of rotables , to approximate aircraft life • Expendables have a relatively short useful life Applicability • Versatility of operating routes, conversion from passenger to freight, seat - mile costs and replacement options affect aircraft applicability • Engines can be used to power different aircraft types and variants • Various applications provide lower sensitivity to changing preferences • Ability to service various aircraft drives applicability Value Volatility • More value and less volatility in downturns • Less value and less volatility in downturns • Less value and less volatility in downturns Value Retention • Values decline with the age of the aircraft • Annual depreciation typically ranges from 6 - 8%, depending on equipment type and age • Engine values are less correlated with the age or vintage of the engine • Ongoing maintenance rebuilds value and operational capabilities to a level comparable to new engines • Engine values broadly are directly correlated to aircraft production / retirement similarly to spares • Spare Parts depreciate when aircraft enters service to then recover some of the value as the secondary parts market becomes more active • Once aircraft production ceases, scarcity drives market value back up • Spares’ values steadily depreciate as supporting fleet retires Residual Value Over Time Aircraft Spare Engines Spare Parts Asset Comparison Key Characteristics of Aircraft, Spare Engines and Spare Parts Performance 0% 20% 40% 60% 80% 100% 120% 0% 20% 40% 60% 80% 100% 120% 0% 20% 40% 60% 80% 100% 120% New Generation Mid - Life Mature New Generation Mid - Life Mature Majority of Fleet Retired Obselesence Volatility Service Launch Limited or No Secondary Market Engine Aircraft Spare Parts Aircraft

Appendix C: Non - GAAP Reconciliation

51 Appendix: Reconciliation of GAAP to Non - GAAP financial measures UAL provides financial metrics, including earnings before interest, taxes, depreciation and amortization and aircraft rent (E BIT DAR), excluding special charges and unrealized (gains) losses on investments, and adjusted debt, that we believe provides useful supplemental information for management and investors. EBITDAR is adjusted for unrealiz ed (gains) losses on investments and special charges that are non - recurring and that management believes are not indicative of UAL’s ongoing performance. 1 – Finance leases under ASC 842 are the same as capital leases under ASC 840. 2 – Operating lease liabilities were not recorded until the adoption of ASC 842. Per industry standards, prior to ASC 842, seven times aircraft rent is used. EBITDAR 2019 2010 Net income (GAAP) $ 3,009 $ 253 Adjusted for: Interest expense 731 798 Interest capitalized (85) (15) Interest income (133) (15) Income tax expense 905 - Unrealized losses on investments (153) - Special charges before income taxes 246 669 Depreciation and amortization 2,288 1,079 Aircraft rent 288 500 Adjusted EBITDAR $ 7,096 $ 3,269 Adjusted Net Debt 2019 2010 Current maturities of long - term debt $ 1,407 $ 2,411 Current maturities of finance leases 1 46 252 Current maturities of operating leases 2 686 - Long - term debt 13,145 11,434 Long - term obligations under finance leases 1 220 1,036 Long - term obligations under operating leases 2 4,946 3,500 Postretirement benefit liability 789 2,344 Pension liability 1,446 1,473 Adjusted debt $ 22,685 $ 22,450 Adjusted Debt/Adjusted EBITDAR 3.2 6.9

52 Appendix: Reconciliation of GAAP to Non - GAAP financial measures UAL evaluates its financial performance utilizing various accounting principles generally accepted in the United States of Am eri ca (GAAP) and Non - GAAP financial measures, including adjusted operating expense. UAL believes that adjusting for special charges (credits) is useful to investors because special charges (credits) are not indica tiv e of UAL’s ongoing performance. Reconciliations of reported non - GAAP financial measures to the most directly comparable GAAP financial measures are included below. ( in millions ) Three Months Ended September 30, % Increase/ (Decrease) Adjusted Operating Expenses 2020 2019 Operating expenses (GAAP) $4,104 $9,907 (58.6) Adjusted to exclude: Special charges (credit) (1,081) 27 Adjusted operating expenses (Non - GAAP) $5,185 $9,880 (47.5)